Exhibit 99.1

Can-Fite to Generate $685M in Projected Future Revenues from its Partnerships

Ramat Gan, Israel, April 14, 2025 (GLOBE NEWSWIRE) -- Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF), a biotechnology company advancing a pipeline of proprietary small-molecule drugs for oncological and inflammatory diseases, today announced the completion of a comprehensive analysis of its current partnerships and the market potential for its lead drug candidates, Piclidenoson and Namodenoson upon regulatory approvals.

Based on in-depth internal modeling and insights from external advisors, the Company forecasts potential substantial revenue generation over the next decade from its two drug candidates, currently in development for four key indications: psoriasis, advanced liver cancer, pancreatic cancer, and MASH, which assumes, among other things, regulatory approval and launches between 2027 and 2029, depending on the indication and territory. Can-Fite’s seven partnerships are structured with diverse financial components, including development and regulatory milestones, commercial sales benchmarks, manufacturing-related transfer payments, and royalties on product sales. Integrating these partnership terms into its projections, the Company anticipates potential significant cumulative income from multiple revenue streams, reinforcing its potential long-term growth prospects based on assumed achievement of milestones, regulatory approval, launches, market penetration and market size.

“While we emphasize these figures are derived from our forecasts and subject to inherent uncertainties of drug development and commercialization, we remain highly encouraged by these projections. They underscore the robust strategic foundation that we have built through our diverse collaborations, reflecting both the significant commercial opportunities and potential long-term value we aim to deliver to our shareholders”, stated Can-Fite VP Business Development Dr. Sari Fishman.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE American: CANF) (TASE: CANF) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, liver, and inflammatory disease. The Company’s lead drug candidate, Piclidenoson recently reported topline results in a Phase III trial for psoriasis and commenced a pivotal Phase III trial. Can-Fite’s liver drug, Namodenoson, is being evaluated in a Phase III trial for hepatocellular carcinoma (HCC), a Phase IIb trial for the treatment of MASH, and in a Phase IIa study in pancreatic cancer. Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for HCC by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company’s third drug candidate, has shown efficacy in the treatment of erectile dysfunction. These drugs have an excellent safety profile with experience in over 1,600 patients in clinical studies to date. For more information please visit: www.canfite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite’s expectations, beliefs or intentions regarding, among other things, its revenue projections and prospects over the next decade. All statements in this communication, other than those relating to historical facts, are “forward looking statements”. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should” or “anticipate” or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause Can-Fite’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements to differ materially from those anticipated in these forward-looking statements include, among other things, our history of losses and needs for additional capital to fund our operations and our inability to obtain additional capital on acceptable terms, or at all; uncertainties of cash flows and inability to meet working capital needs; the initiation, timing, progress and results of our preclinical studies, clinical trials and other product candidate development efforts; our ability to advance our product candidates into clinical trials or to successfully complete our preclinical studies or clinical trials; our receipt of regulatory approvals for our product candidates, and the timing of other regulatory filings and approvals; the clinical development, commercialization and market acceptance of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and our ability to operate our business without infringing the intellectual property rights of others; competitive companies, technologies and our industry; risks related to not satisfying the continued listing requirements of NYSE American; and statements as to the impact of the political and security situation in Israel on our business. More information on these risks, uncertainties and other factors is included from time to time in the “Risk Factors” section of Can-Fite’s Annual Report on Form 20-F filed with the SEC on April 14, 2025 and other public reports filed with the SEC and in its periodic filings with the TASE. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Can-Fite undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114